Classover Holdings, Inc.

8 The Green, #18195

Dover, Delaware 19901

January 24, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Registration Statement on Form S-4
File No. 333-283454

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Classover Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on Monday, January 27, 2025, or as soon thereafter as practicable.

Sincerely,

/s/ Fanghan Sui
Fanghan Sui, Chief Executive Officer